

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-Mail
Robert Ladd, Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue – Suite 204
Harrison, NY 10528

> **Re: MGT Capital Investments, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 13, 2012**
> **File No. 001-32698**

Dear Mr. Ladd:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

How many shares were voted for the action?

1.   A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of a 50.1% majority of the shares of common stock to vote in favor of your proposed reverse stock split/forward stock split presented in your information statement. In your response letter, please identify these stockholders, the percentage of votes they each represent and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l).

Corporate Actions

Reverse Stock Split/Forward Stock Split, page 4

2.   We note your disclosure on page 4 that by "effectuating the Reverse Stock Split/Forward Stock Split, the Company seeks to utilize [the NYSE Amex's] remedy by that date." Please revise your information statement to clearly disclose the remedy presented by the NYSE Amex and Section 1003(f)(v) of the NYSE Amex Company Guide is a reverse stock split, not a reverse stock split/forward stock split. Also, please revise to discuss separately the reasons, risks and purposes for the forward stock split, as the NYSE Amex deficiency does not appear to be directly related to your proposal to effectuate a forward stock split.

3.   Please revise your information statement as necessary to clarify the minimum share price you seek with the reverse stock split/forward stock split to comply with the NYSE Amex's listing standards or tell us in your response why you believe you will meet such standards.

4.   Please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse stock split/forward stock split.

5.   On pages 4 and 6 of your information statement you disclose that you have "no present agreement or plan" and no "definitive plans, proposals or arrangements," respectively, to issue new shares. Please explain to us what you mean by your references to "present" and "definitive" plans. To the extent you have no plans, proposals or arrangements to issue any of the available shares, your disclosure should be revised to include a clear statement to this effect.

No Going Private Transaction, page 10

6.   Due to the nature of your reverse stock split/forward stock split and the cash-out provisions, please provide us with your analysis as to why the transaction does not constitute a Rule 13e-3 transaction within the meaning of Exchange Act Rule 13e-3(a)(3). Your analysis should include whether you believe you will continue to have more than 500 stockholders of record after the reverse stock split/forward stock split and, if so, the basis for that belief.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        John Riley, Esq.
        Gersten Savage LLP